1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2008
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: December 1, 2008	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer

TSMC’s Fourth-Quarter Business Guidance Revised
Hsin-Chu, Taiwan, R.O.C., December 1, 2008 — TSMC today announced that fourth-quarter business will be below the company’s previous guidance given on October 30, 2008 due to a reduction of wafer shipment resulting from continuing weakness in global economic conditions. The company now expects fourth-quarter revenue to be between NT$63 billion and NT$65 billion, lower than the previous expectation of between NT$69 billion and NT$71 billion.
The company’s expectation for fourth-quarter gross profit margin is now between 30% and 32%, and operating profit margin is between 17% and 19%, lower than the previous guidance by 4 percentage points each.
The company is expected to release its fourth-quarter results on January 22, 2009.
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TSMC Spokesperson	TSMC Acting Spokesperson:	For Further Information:
Ms. Lora Ho Vice President and CFO Tel: 886-3-566-4602	Mr. J.H. Tzeng Deputy Director, PR Department, TSMC Tel: 886-3-505-5028 Mobile: 886-928-882607 Fax: 886-3-567-0121 E-Mail: jhtzeng@tsmc.com	Mr. Richard C.Y. Chung Technical Manager, TSMC Tel: 886-3-505-5038 Mobile: 886-911-258751 Fax: 886-3-567-0121 E-Mail: cychung@tsmc.com	Mr. Michael Kramer Senior Administrator, TSMC Tel: 886-3-505-6216 Mobile: 886-926-026632 Fax: 886-3-567-0121 E-Mail: pdkramer@tsmc.com